UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP NUMBER)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Allen C. Goolsby, Esq.

Hunton & Williams LLP

Riverfront Plaza - East Tower

951 East Byrd Street

Richmond, Virginia 23219

July 31, 2006

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 651587 10 7	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,587,232
8 SHARED VOTING POWER 18,731
9 SOLE DISPOSITIVE POWER 1,587,232
10 SHARED DISPOSITIVE POWER 18,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,963
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

43,720 shares held by a charitable foundation; an aggregate of 637,220 shares owned by three separate trusts of which each of the Reporting Person’s adult sons and his wife are the co-trustees; and an aggregate of 389,887 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared voting and dispositive power)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.31%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

*	Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed on February 14, 2006 by Bruce C. Gottwald (“Mr. Gottwald”) with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). The purpose for the filing of Amendment No. 1 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Gottwald used a combination of his personal funds and the proceeds from commercial bank loans made in the ordinary course of business from SunTrust Bank to acquire all 235,752 shares of the Issuer’s Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

Mr. Gottwald purchased the additional shares of the Issuer’s Common Stock listed on Schedule I hereto to increase his beneficial interest in the Issuer, which Mr. Gottwald believes is an attractive investment. Except for occasional gifts and other transactions among family members, Mr. Gottwald intends to hold for investment the shares of the Issuer’s Common Stock that he owns. However, depending upon his evaluation of the Issuer’s business and prospects and upon future developments, including, but not limited to, stock market and general economic conditions, Mr. Gottwald may from time to time acquire additional shares, or dispose of shares, of the Issuer’s Common Stock.

Mr. Gottwald does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) any action similar to any of those described in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	1,649,683 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 9.56% of such shares outstanding.1/

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote - 1,587,232

(ii)	shared power to vote or to direct the vote - 62,451 2/

(iii)	sole power to dispose of or to direct the disposition of - 1,587,232

(iv)	shared power to dispose of or to direct the disposition of 62,451 2/

1/	This amount does not include an aggregate of 637,220 (3.69%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which each of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 389,887 (2.26%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 62,451 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

2/	This amount includes 43,720 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife. This amount does not include shares owned of record by Merrill Lynch Trust Company, as Trustee under the Issuer’s savings plan (the “Plan”) for its employees that are held for the benefit of employees. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management’s recommendations to the shareholders. Because Bruce C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	Other than the acquisition of the 235,752 shares of the Issuer’s Common Stock set forth on Schedule I hereto, Mr. Gottwald has not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 62,451 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 7. Material to be Filed as Exhibits.

Exhibit	1 Power of Attorney for Bruce C. Gottwald.

Schedule I

Reporting Person	Date	Amount of Shares Purchased(1)	Price Per Share (excluding commissions)
Bruce C. Gottwald
	February 27, 2006(2)	30,352	$32.35
	March 3, 2006(2)	8,000	$36.00
	March 22, 2006(2)	112,000	$42.00
	July 31, 2006	100	$48.57
	July 31, 2006	900	$48.62
	July 31, 2006	100	$48.64
	July 31, 2006	100	$49.02
	July 31, 2006	300	$49.03
	July 31, 2006	100	$49.04
	July 31, 2006	400	$49.05
	July 31, 2006	300	$49.07
	July 31, 2006	400	$49.09
	July 31, 2006	2,700	$49.10
	July 31, 2006	100	$49.31
	July 31, 2006	800	$49.36
	July 31, 2006	300	$49.38
	July 31, 2006	700	$49.39
	July 31, 2006	100	$49.40
	July 31, 2006	100	$49.41
	July 31, 2006	1,700	$49.45
	July 31, 2006	400	$49.46
	July 31, 2006	1,100	$49.47
	July 31, 2006	1,800	$49.48
	July 31, 2006	2,900	$49.49
	July 31, 2006	14,600	$49.50
	July 31, 2006	400	$49.53
	July 31, 2006	2,500	$49.54
	July 31, 2006	3,900	$49.55
	July 31, 2006	200	$49.59
	July 31, 2006	1,000	$49.73

Reporting Person	Date	Amount of Shares Purchased(1)	Price Per Share (excluding commissions)
	July 31, 2006	600	$49.79
	July 31, 2006	500	$49.80
	July 31, 2006	900	$49.82
	August 1, 2006	500	$47.65
	August 1, 2006	200	$47.66
	August 1, 2006	500	$47.67
	August 1, 2006	800	$47.68
	August 1, 2006	5,000	$47.69
	August 1, 2006	1,000	$47.70
	August 1, 2006	300	$47.71
	August 1, 2006	400	$47.85
	August 1, 2006	200	$47.90
	August 1, 2006	400	$47.91
	August 1, 2006	1,800	$47.92
	August 1, 2006	200	$47.93
	August 1, 2006	500	$47.95
	August 1, 2006	800	$47.96
	August 1, 2006	500	$47.97
	August 1, 2006	500	$48.04
	August 1, 2006	200	$48.05
	August 1, 2006	200	$48.06
	August 1, 2006	400	$48.13
	August 1, 2006	100	$48.14
	August 1, 2006	300	$48.15
	August 1, 2006	200	$48.16
	August 1, 2006	200	$48.19
	August 1, 2006	425	$48.25
	August 1, 2006	300	$48.32
	August 1, 2006	100	$48.36
	August 1, 2006	300	$48.37
	August 1, 2006	300	$48.38
	August 1, 2006	300	$48.39
	August 1, 2006	300	$48.40

Reporting Person	Date	Amount of Shares Purchased(1)	Price Per Share (excluding commissions)
	August 1, 2006	225	$48.41
	August 1, 2006	100	$48.42
	August 1 2006	400	$48.44
	August 1, 2006	400	$48.45
	August 1, 2006	100	$48.47
	August 1, 2006	900	$48.48
	August 1, 2006	200	$48.49
	August 1, 2006	1,000	$48.50
	August 1, 2006	1,000	$48.51
	August 1, 2007	400	$48.52
	August 1, 2006	800	$48.54
	August 1, 2006	475	$48.56
	August 1, 2006	100	$48.57
	August 1, 2006	575	$48.58
	August 1, 2006	700	$48.59
	August 1, 2006	6,000	$48.60
	August 1, 2006	800	$48.62
	August 1, 2006	500	$48.70
	August 1, 2006	500	$48.80
	August 1, 2006	500	$48.99
	August 1, 2006	300	$49.00
	August 1, 2006	200	$49.20
	August 2, 2006	200	$49.11
	August 2, 2006	300	$49.15
	August 2, 2006	500	$49.22
	August 2, 2006	300	$49.25
	August 2, 2006	400	$49.27
	August 2, 2006	600	$49.29
	August 2, 2006	200	$49.30
	August 2, 2006	100	$49.35
	August 2, 2006	200	$49.40
	August 2, 2006	100	$49.41
	August 2, 2006	900	$49.42

Reporting Person	Date	Amount of Shares Purchased(1)	Price Per Share (excluding commissions)
	August 2, 2006	100	$49.44
	August 2, 2006	100	$49.45
	August 2, 2006	100	$49.46
	August 2, 2006	750	$49.50
	August 2, 2006	200	$49.52
	August 2, 2006	1,200	$49.53
	August 2, 2006	300	$49.54
	August 2,, 2006	200	$49.58
	August 2, 2006	1,800	$49.60
	August 2, 2006	200	$49.62
	August 2, 2006	200	$49.64
	August 2, 2006	200	$49.65
	August 2, 2006	100	$49.66
	August 2, 2006	150	$49.68
	August 2, 2006	200	$49.69
	August 2, 2006	500	$49.71
	August 2, 2006	1,100	$49.75
	August 2, 2006	100	$49.79
	August 2, 2006	200	$49.80
	August 2, 2006	100	$49.91
	August 2, 2006	400	$49.92
	Total	235,752

(1)	Except as noted, all purchases were effected on the New York Stock Exchange.
(2)	Private purchase.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 18, 2006	/s/ M. Rudolph West
M. Rudolph West
Attorney-in-fact pursuant to a power of attorney filed as an exhibit to this Amendment No. 1

EXHIBIT INDEX

Exhibit 1 Power of Attorney for Bruce C. Gottwald.